Exhibit 1.01

SMTC Corporation

Conflict Minerals Report

For The Reporting Period December 31, 2012 to December 29, 2013

This Conflict Minerals Report (“CMR”) has been prepared by SMTC Corporation (herein referred to, alternatively, as “SMTC Corporation,” “we”, “us” and “our”). This CMR for the reporting period December 31, 2012 to December 29, 2013 is presented to comply with the final conflict minerals implementing rules (“Final Rules”) promulgated by the Securities and Exchange Commission (“SEC”), as modified by SEC guidance issued on April 29, 2014 and the SEC order issued on May 2, 2014. The Final Rules were adopted by the SEC to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 as codified in Section 13(p) of the Securities Exchange Act of 1934. The Final Rules impose certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals that are necessary to the functionality or production of their products. “Conflict minerals” are currently defined by the SEC as cassiterite, columbite-tantalite (coltan), gold, wolframite, or their derivatives, which the SEC has currently limited to tin, tantalum, tungsten and gold.

To comply with the Final Rules, we conducted due diligence on the origin, source and chain of custody of the conflict minerals that were necessary to the functionality or production of the products that we manufactured or contracted to manufacture the “Covered Products” to ascertain whether these conflict minerals originated in the Democratic Republic of Congo or an adjoining country (collectively, “Covered Countries”) and financed or benefited armed groups (as defined in Section 1, Item 1.01(d)(2) of Form SD) in any of these countries and whether any of the conflict minerals may be from recycled or scrap sources.

Pursuant to SEC guidance issued April 29, 2014 and the SEC order issued May 2, 2014, SMTC Corporation is not required to describe any of its Covered Products as “DRC conflict free”, “DRC conflict undeterminable” or “having not been found to be “DRC conflict free’” (as each such term is defined in Item 1.01(d) of Form SD), and therefore makes no conclusion in this regard in this CMR.  Furthermore, given that SMTC Corporation has not voluntarily elected to describe any of its Covered Products as “DRC conflict free,” an independent private sector audit of the report presented herein has not been conducted.

I.	Company Overview

SMTC Corporation is a mid-tier provider of end-to-end electronics manufacturing services, or EMS, including product design and sustaining engineering services, printed circuit board assembly, or Printed Circuit Board Assemblies (“PCBA”), production, enclosure fabrication, systems integration and comprehensive testing services, configuration to order (“CTO”), build to order (“BTO”) and direct order fulfillment (“DOF”). SMTC has facilities in the United States, Canada, Mexico, and China, with approximately 1,600 full-time employees. SMTC’s services extend over the entire electronic product life cycle from new product development and new products introduction (“NPI”) through to growth, maturity and end-of-life phases. SMTC offers fully integrated contract manufacturing services to global original equipment manufacturers, or OEMs, and technology companies primarily within the industrial, networking and computing, communications and medical market sectors.

II.	Product Overview

SMTC’s electronic manufacturing services span the entire electronic product life cycle from the development and introduction of new products through the growth, maturity, and end-of-life phases. We believe that SMTC’s innovative manufacturing services have the capabilities to reduce our customers’ product costs and time-to-market to improve competitiveness. We continuously work with our customers to identify, prioritize and implement opportunities for cost reduction.

SMTC offers three vertically integrated manufacturing streams: enclosures and precision metal fabrication products; PCBA products; and larger-scale systems. For each of these streams, SMTC provides a broad range of end-to-end manufacturing services, from assembly, test, integration and box-build through to system level test, configure-to-order, and end-customer order fulfillment. These core services are complemented with cable assembly, interconnect and value engineering services. SMTC’s three manufacturing streams are vertically integrated to better control quality, lead times and inventory risk and to avoid the “margin stacking” when these services are provided by loosely connected entities. Customers benefit from lower costs, better quality, and shorter lead times.

Our Covered Products.

We identified the following categories of Covered Products:

●	Enclosures and Precision Metal Fabrication Products: We provide custom build metal fabrication, assembly enclosures, cable and harness assemblies
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PCBA Products: We manufacture printed circuit board assemblies for various consumer and commercial products including audio systems, electronic payment terminals, fuel dispensers and computer and networking modules.

●	Larger-Scale Systems: We manufacture subassemblies utilized in large scale systems used for the production of integrated circuits in the semiconductor industry.

III.	Supply Chain Overview

SMTC delivers supply chain capabilities and solutions that support the total product lifecycle. Our teams work closely with customers’ supply-base partners to integrate the entire supply chain. Our extended supply chain model recognizes the need for collaboration between OEM customers, SMTC and supply partners to ensure overall supply chain optimization, from product design processes, manufacturing, sourcing, order management and fulfillment to transportation and logistics. The end result is greater control over a complex, extended supply chain to help SMTC customers realize flexibility, cost savings, process improvements, and competitive advantages.

IV.	Conflict Minerals Analysis and Reasonable Country of Origin Inquiry

Based upon a review of our products and our reasonable country of origin inquiry (“RCOI”), we have concluded that:

●	Those products identified above under the heading “Our Covered Products” contain conflict minerals that are necessary to the production or functionality of such products; and

●	We are unable to determine that the conflict minerals present in the Covered Products did not originate in the Covered Countries or came from recycled or scrap sources.

After exercising the due diligence described below, SMTC Corporation continues to work with its suppliers to identify the country of origin of the conflict minerals and facilities used to produce the conflict minerals in the Covered Products.

We are therefore required by the Final Rules to file with the SEC a Form SD and a Conflict Minerals Report as an exhibit thereto.

V.	Design of Due Diligence Measures

SMTC Corporation designed its due diligence with respect to the source and chain of custody of the conflict minerals contained in the Covered Products based on the five-step framework set forth in the Second Edition of the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the supplements thereto (the “OECD Guidance”).

VI.	Due Diligence Measures Performed by SMTC Corporation

SMTC Corporation performed the following due diligence measures in accordance with the OECD Guidance and the Final Rules:

OECD Guidance Step #1: Establish Strong Company Management Systems

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In November 12, 2012, SMTC Corporation adopted a Conflict Minerals Policy (the “Conflict Minerals Policy”) that sets forth (i) its commitment to complying with the Final Rules, (ii) its expectations of its suppliers regarding supporting SMTC Corporation’s compliance activities, and (iii) its policies and practices with respect to the engagement of suppliers and the implementation of risk mitigation measures. The Conflict Minerals Policy can be found on our website at http://www.smtc.com/PDF/SMTC_Conflict_Minerals_Polic_%202013.pdf

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The implementation of SMTC Corporation’s RCOI and the conducting of due diligence on the source and chain of custody of SMTC Corporation’s necessary conflict minerals are managed by SMTC Corporation’s Engineering and Quality team. To the extent that concerns or other issues are identified in the supplier data acquisition or engagement processes, these issues and concerns will be addressed first by the responsible individuals within this Engineering and Quality team and reviewed by the VP, Quality and Engineering on a quarterly basis.

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The Engineering and Quality team members responsible for compliance with our Conflict Minerals Policy and Final Rules (i) have received training regarding conflict minerals compliance and (ii) are required to be familiar with SMTC Corporation’s Conflict Minerals Policy and with SMTC Corporation’s conflict minerals-related processes and procedures.

●	Records of material conflict minerals-related documentation are maintained electronically by SMTC Corporation for a period of five (5) years from the date of creation.

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As of Jan 13, 2013, we started our supplier data acquisition and engagement processes. All of SMTC Corporation’s existing suppliers have been provided our copy of the Conflict Minerals Policy, and new suppliers will be provided a copy of the Conflict Minerals Policy as part of SMTC Corporation’s standard supplier onboarding process. Subject to each supplier’s position in our supply chain and our relative leverage with respect to such supplier, we will use commercially reasonable efforts to obtain (i) the assent of our suppliers to a policy on conflict minerals consistent with the Conflict Minerals Policy; (ii) the cooperation of such suppliers in providing the information required by the CMRT (as defined below); and (iii) the commitment of such suppliers to promptly update us regarding changes in their sourcing practices and circumstances that impact us by providing us with revised CMRTs.

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Interested parties can report improper activities in violation of the Conflict Minerals Policy or the Final Rules by reporting such activities to SMTC Conflict Minerals <conflictminerals@smtc.com>. The contact and email address for the grievance mechanism are published on SMTC Corporation’s website at www.smtc.com. All reported activities will be reviewed by the appropriate individuals within SMTC Corporation.

OECD Guidance Step #2: Identify and Assess Risk in the Supply Chain

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SMTC Corporation requires that its suppliers provide the information required to complete, in all material respects, the Electronic Industry Citizenship Coalition (“EICC”)/Global e-Sustainability Initiative Conflict Minerals Reporting Template (the “CMRT”). The CMRT is designed to provide SMTC Corporation with sufficient information regarding its suppliers’ practices with respect to the sourcing of conflict minerals to enable it to comply with its requirements under the Final Rules.

●	SMTC Corporation manages the collection of information that is reported on the CMRT by its suppliers using iPoint Conflict Minerals Platform.

●	SMTC Corporation utilizes a series of escalating responses within the iPoint Conflict Minerals Platform to address the failure of a supplier to provide the information required by the CMRT.

OECD Guidance Step #3: Design and Implement a Strategy to Respond to Identified Risks

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SMTC Corporation determines that there is a reasonable risk that a supplier is sourcing conflict minerals that are directly or indirectly financing or benefiting armed groups as a result of either (i) the supplier data acquisition or engagement processes or (ii) the receipt of information from other sources, SMTC Corporation will apply a series of escalations set forth in its Conflict Minerals Policy.

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Such escalations range from prompt engagement with our customer to resolve a sourcing issue that involves product from suppliers required by our customer or product from SMTC Corporation’s direct suppliers, to requiring such supplier to implement a risk management plan (which plan may involve, as appropriate, remedial action up to, and including, disengagement from upstream suppliers), to disengagement by SMTC Corporation from the applicable supplier.

OECD Guidance Step #4: Carry Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

The supply chain for the Covered Products is complex, and there are many third parties in the supply chain between our direct supplier and the original sources of the conflict minerals necessary to the Covered Products. In this regard, we do not purchase conflict minerals directly from mines, smelters or refiners. We must therefore rely on our suppliers to provide information regarding the origin of the conflict minerals that are included in the Covered Products. Additionally, we believe that the smelters and refiners of the conflict minerals are best situated to identify the sources of the conflict minerals and have required our suppliers to take steps to identify the applicable smelters and refiners of the conflict minerals in our supply chain. Given that we do not have a direct relationship with the smelters and refiners that process the conflict minerals that are present in our the Covered Products, we rely on the Conflict-Free Sourcing Initiative (the “CFSI”) to conduct third-party audits of smelters and refineries.

OECD Guidance Step #5: Report on Supply Chain Due Diligence

As required by the Final Rules, we have filed a Form SD and a Conflict Minerals Report as an exhibit thereto for the 2013 calendar year reporting period.

VII.	Smelters or Refineries Identified

As of May 20, 2014 SMTC Corporation’s reasonable country of origin inquiry, 1627 suppliers, representing approximately 19.36% of the suppliers contributing conflict minerals necessary to the Covered Products, provided completed CMRTs to SMTC Corporation. These suppliers identified the names of 3193 smelters or refineries from which they source conflict minerals. Of those smelters, 1161 smelters, or approximately 36%, have been certified by the CFSI’s Conflict-Free Smelter Program (the “CFSP”). The remainder of the smelters and refineries are not, at this time, certified by the CFSP. With respect to these uncertified smelters and refineries, although we were not able to determine the mines of origin of the conflict minerals sourced from such smelters and refineries, we were able to determine their country locations.

VIII.	Steps to Mitigate Risk

SMTC Corporation intends to take the following steps to mitigate the risk that its necessary conflict minerals directly or indirectly finance or benefit armed groups:

●	Continue to engage with suppliers to obtain the information required to complete, in all material respects, the CMRT;

●	Encourage the development of supplier capabilities to perform conflict-minerals related due diligence by the implementation of risk mitigation measures, as appropriate; and

●	Provide ongoing training to applicable SMTC Corporation personnel regarding emerging best practices and other relevant topics for conflict minerals compliance.